

Neil Thanedar · 3rd
Founder & CEO at Utopic
Talks about #studios, #politics, #startups, #smallbusiness, and #angelinvesting
Flint, Michigan, United States · Contact info
1,647 followers · **500+** connections

 Followed by 1 connection: Mr. Wallace Karira Muraya (He/Him/His)

 Utopic

 Y Combinator

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About

I run my own startup studio, Utopic. Our first product is Pro Benches.

I am also founder and chairman of a nonprofit (Air to All) and a startup (Labdoor).
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Experience

 **Founder & CEO**
Utopic · Self-employed
Aug 2021 – Present · 1 yr 1 mo
Flint, Michigan, United States

Utopic is my startup studio. I create, buy, and grow small businesses and startups. Our first product is Pro Benches, a line of custom steel workbenches made in Michigan since 1979. ...see more

Skills: Startup Development · Product Marketing · Entrepreneurship · Product Development · Angel Investing · Venture Capital

 **Utopic LLC**
Utopic LLC is a holding company wholly owned by Neil Thanedar. Utopic Studio is an indie startup studio. Utopic Ventures is an indie VC fund.

 **Founder & Chairman**
Labdoor
Feb 2012 – Present · 10 yrs 7 mos
San Francisco, California, United States

Labdoor is a consumer watchdog that independently tests and ranks supplements and other health products for our 20M+ users. We raised a 2013 Seed led by Mark Cuban, joined Y Combinato ...see more

Skills: B2C · Business-to-Business (B2B) · Marketing · Branding · Fundraising · Start-ups · Leadership

 **Supplement Ratings and Reviews - Labdoor**
Labdoor sends top-selling vitamins and supplements to an FDA-registered laboratory for purity and label accuracy testing, and then delivers the results straight to you. Us...

 **Founder & CEO**
Air To All
Mar 2020 – Present · 2 yrs 6 mos
Flint, Michigan, United States

Air To All is a 501(c)3 nonprofit that designs, produces, and distributes low-cost medical devices. Our long-term goal is to distribute millions of affordable medical devices along with sustainable tr ...see more

Skills: Nonprofit Management · Nonprofit Organizations · 501c3 · Volunteer Recruiting · Medical Devices

 **Donate - Air to All**
Air to All, Inc. is a 501(c)3 US-based nonprofit run by a global team of volunteers. Founded in March 2020 in response to the COVID crisis, Air to All is focused on...

 **Senior Advisor**
Shri Thanedar for Michigan
Jan 2017 – Present · 5 yrs 8 mos
Detroit, Michigan, United States

Personally advised my dad, Shri Thanedar, in his campaigns for Michigan Governor (2018), State Representative (2020), and US Congress (2022). ...see more

Skills: Politics · Political Campaigns · Political Communication · Political Consulting · Fundraising

 **Rep. Shri Thanedar (D-Detroit) - Ballotpedia**
Rep. Dr. Shri Thanedar (D-Detroit) is a member of the Michigan House of Representatives, representing District 3. He assumed office on January 1, 2021. His...

 **Author**
NeilThanedar.com · Self-employed
Feb 2012 – Present · 10 yrs 7 mos

I've now written 90+ essays based on my experiences working with startups, politics, and crypto. ...see more

Skills: Writing · Content Marketing · Search Engine Optimization (SEO) · Personal Branding · Book Writing

 **The World's Biggest Problems - Neil Thanedar**
This list is a compilation of my favorite world-changing problems. I currently have 16 big problems to solve and ideas for 84 potential solutions.

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Education

 **Y Combinator**
YC Core, Winter 2015
2015 – 2015

 **University of Michigan**
B.S., Cellular & Molecular Biology
2006 – 2010
Activities and societies: The Detroit Partnership, Sigma Phi Epsilon

 **University of Michigan - Stephen M. Ross School of Business**
B.B.A., Entrepreneurship
2006 – 2010

Skills

Entrepreneurship
 Founder & CEO at Utopic

 Endorsed by Matt Hunckler and 4 others who are highly skilled at this

 Endorsed by 2 colleagues at Labdoor

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Start-ups

 Founder & Chairman at Labdoor

Endorsed by Robert Kohler and 1 other who is highly skilled at this

 Endorsed by 2 colleagues at Labdoor

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Product Development

 Founder & CEO at Utopic

 Endorsed by 3 colleagues at Labdoor

17 endorsements

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Recommendations

Received   Given

Shoua Kue · 3rd
Operations Manager at LabDoor
February 6, 2014, Shoua worked with Neil but they were at different companies

Neil is a detail-oriented leader who strives to deliver the very best for his consumers. His work hard attitude is an essential component to his success. I'm very fortunate to know Neil personally and to have worked with him on a professional level. I highly recommend Neil, since his abilities and efforts are limitless.

Interests

Influencers   Companies   Groups   Schools

Geoffrey Moore  · 3rd
Author, speaker, advisor, best known for Crossing the Chasm and Zone to Win with the latest book being The Infinite Staircase. Partner at Wildcat Venture Partners. Chairman Emeritus Chasm Group & Chasm Institute
661,120 followers

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Tim O'Reilly  · 2nd
Founder and CEO, O'Reilly Media
694,533 followers

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